Exhibit 12
AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Loss:
Loss before income taxes	$(11)	$(390)	$(516)	$(765)

Add: Total fixed charges (per below)	448	390	892	798

Less: Interest capitalized	8	10	18	20

Total earnings (loss) before income taxes	$429	$(10)	358	13

Fixed charges:
Interest	$197	$154	$393	$323

Portion of rental expense representative of the interest factor	234	218	461	431

Amortization of debt expense	17	18	38	44

Total fixed charges	$448	$390	$892	$798

Ratio of earnings to fixed charges	—	—	—	—

Coverage deficiency	$19	$400	$534	$785